UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                                  HACH COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    40450410
                                 (CUSIP Number)

                               Richard D. Nordman
                           Lawter International, Inc.
                   990 Skokie Boulevard, Northbrook, IL 60062
                                 (708) 498-4700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 13, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40450410

1   NAME OF REPORTING PERSON/S. S. OR I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSON:  LAWTER INTERNATIONAL, INC./36-1370818
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         a  ( )     b  ( )
3   SEC USE ONLY
4   SOURCE OF FUNDS:  WC/00
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e):     ( )
6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7   SOLE VOTING POWER:            3,157,220
8   SHARED VOTING POWER:                  0
9   SOLE DISPOSITIVE POWER:       3,157,220
10  SHARED DISPOSITIVE POWER:             0
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,157,220 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         ( )
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  27.8%
14  TYPE OF REPORTING PERSON:     CO

CUSIP NO. 40450410

                                  Introduction

     This Amendment No. 7 relates to the Schedule 13D filed on January 4, 1985, by Lawter International, Inc. ("Lawter"), with respect to the shares of the Common Stock, $1.00 par value (the "Common Stock"), of Hach Company, a Delaware corporation (the "Company"), as previously amended (the "Schedule 13D"). All terms used herein, unless otherwise defined, shall have the same meaning as in the Schedule 13D. This Amendment supplements the aforementioned Schedule 13D and should be read in conjunction therewith.

Item 4.   Purpose of Transaction.

          On September 13, 1995, Lawter announced that it received a letter from Kathryn Hach-Darrow, the Chairman of the Company, stating that the Company's Board had voted to decline Lawter's previously announced offer of $21.00 per share to purchase the balance of the Common Stock that Lawter does not already own. The Company's response stated that the Hach family controls approximately 42% of the Hach outstanding shares of Common Stock and that, as a practical matter, any transaction would require the support of the family shareholders.
In view of the response by the Company's Board, the acquisition of the business of the Company would not be possible and, therefore, Lawter has terminated its offer.

          Lawter expects to review its alternatives with respect to its investment in the Company. These alternatives may include, among other things, Lawter continuing to hold the Common Stock for investment purposes, Lawter from time to time acquiring additional shares in the open market or in privately negotiated transactions, or, alternatively, the sale by Lawter of any of its shares of the Company in the open market or in privately negotiated transactions to one or more purchasers.

                                                                  Page
Item 7.   Material to be Filed as Exhibits.                      Number*

               1.  Press release dated September 13, 1995.          5

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       LAWTER INTERNATIONAL, INC.


                                       By:/s/ Richard D. Nordman
                                          ----------------------
                                          Richard D. Nordman
                                          President

September 15, 1995

                                                                       Exhibit 1


                           LAWTER INTERNATIONAL, INC.
 990 Skokie Boulevard, Northbrook, IL 60062 - 708-498-4700 - FAX 708-498-0066

                                       For further information, please contact:
                                       Mr. Richard D. Nordman, President

NEWS RELEASE
------------

     September 13, 1995 -- Northbrook, Illinois -- Lawter International, Inc. announced that it received a letter from Kathryn Hach-Darrow, Chairman of Hach Company, stating that their Board had voted to decline Lawter's offer of $21.00 per share to purchase the balance of Hach stock that Lawter does not already own. Hach's response stated that the Hach family controls approximately 42% of the Hach outstanding shares and that, as a practical matter, any transaction would require the support of the family shareholders. In view of the response by Hach's Board, the acquisition of the business of Hach would not be possible and, therefore, Lawter has terminated its offer.